July 2, 2019

Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com
July 2, 2019
VIA EDGAR
John M. Ganley, Esq., Senior Counsel
Megan Miller, Senior Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    OFS Credit Company, Inc.
Registration Statement on Form N-2
(File Nos. 333-231738 and 811-23299)
Dear Mr. Ganley and Ms. Miller:
On behalf of OFS Credit Company, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on June 13, 2019 and June 20, 2019 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-231738 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

Legal Comments

1.
We note that in the press release issued on March 4, 2019, the Fund issued a press release that referred to a “safe harbor” available for forward-looking statements. Going forward, please remove the language referring to a “safe harbor” in the forward-looking statements sections of press releases because this safe harbor is not available to the Fund.

Response: The Fund will revise its future press releases in accordance with the Staff’s comments.

2.
The prospectus cover indicates that the Fund may invest in “vehicles that provide access to leveraged loans.” Please explain what these vehicles are. If such vehicles will rely on the exemptions available in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, please provide a representation that the Fund’s investments will be comprised of no more than 15% of such vehicles or, alternatively, why these vehicles should not be subject to a 15% limit.

Response: The Fund advises the Staff on a supplemental basis that it does not intend to invest in “vehicles that provides access to leveraged loans” and has removed the disclosure from the prospectus accordingly.

3.
The prospectus indicates that the Fund may invest in “loan accumulation facilities.” If such loan accumulation facilities will rely on the exemptions available in Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act"), please provide a representation that the Fund’s investments will be comprised of no more than 15% of such loan accumulation facilities or, alternatively, why these loan accumulation facilities should not be subject to a 15% limit.

Response: The Fund advises the Staff on a supplemental basis that loan accumulation facilities generally rely on the exemptions available in Section 3(c)(7) of the 1940 Act. The Fund believes, however, that loan accumulation facilities should not be subject to a

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

July 2, 2019

15% limit because they are structured similarly to collateralized loan obligations ("CLOs") and possess certain attributes that distinguish them from typical private investment funds, including the following: (i) they pursue narrowly defined long-only investment mandates, (ii) they provide complete transparency to their investors, (iii) the management and performance fee structure is not based on unrealized gains from underlying investments and (iv) their securities and are actively traded on secondary markets.

4.	Please disclose the Fund’s net asset value per share as of April 30, 2019 on the prospectus cover.

Response: The Fund has revised its disclosure in accordance with the Staff’s comment.

5.	Please disclose the assumption of the amount of leverage upon which the management fee is currently based (as a percentage of net assets) in Footnote 4 to the Fees and Expenses Table.

Response: The Fund has revised its disclosure in accordance with the Staff’s comment.

6.
Footnote 6 to the Fees and Expenses table refers to an assumption of leverage in an amount of 75% of the Fund’s total assets. Please confirm that the Fund can still meet the applicable asset coverage ratio under this assumption, and if not, revise the disclosure accordingly.

Response: The Fund has revised its disclosure in accordance with the Staff’s comment.

7.	Please remove the disclosure under the section entitled “Notice of Net Asset Value Decline” on page 47 of the Prospectus.

Response: The Fund has removed the disclosure in accordance with the Staff’s comment.

8.	Please confirm that the Fund will not request effectiveness of the Registration Statement until FINRA has issued a no objections letter for the offering.

Response: The Fund confirms that it will not request effectiveness of the Registration Statement until FINRA has issued a no objections letter for the offering.

9.	In the dilution table on page 55 of the Prospectus (or the accompanying narrative), please also express dilution as a percentage of the Fund’s net asset value.

Response: The Fund has revised its disclosure in accordance with the Staff’s comment.

10.
Page 67 of the Registration Statement notes that “[o]n a pro forma basis, after giving effect to this offering and assuming that leverage we incurred in connection with the offering of our Series A Term Preferred Stock in March and April of 2019 represents 43.44% of our total net assets at a projected annual preferred dividend rate of 7.95% (including amortization of underwriting discounts and commissions of approximately $0.7 million and offering expenses of approximately $0.1 million).” Please clarify the term “total net asset”.

Response: The Fund has revised its disclosure in accordance with the Staff’s comment to remove the word “total” as the calculation is based on the Fund’s “net assets.”

11.
Please confirm in correspondence that any co-investment transactions in which the Fund participates will be executed in reliance on Staff guidance or the exemptive order issued to OFS Capital Management, LLC, investment adviser to the Fund, and certain of its affiliates on October 12, 2016 (the “Order”), and upon which the Fund can rely, and that the disclosure on page 67 of the Prospectus about the Order referred to therein is accurate.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

July 2, 2019

Response: The Fund confirms that any co-investment transactions in which the Fund participates will be executed in reliance on Staff guidance or the Order, and that the disclosure on page 67 of the Prospectus about the Order referred to therein is accurate.

12.	On page 97 of the Prospectus, please clarify that the disclosure in the section titled “Determinations in connection with our offerings” does not apply to rights offerings.

Response: The Fund has revised the disclosure in accordance with the Staff’s comment.

13.
Please confirm that, prior to requesting effectiveness, you will file with the Registration Statement an opinion of counsel covering both the rights to purchase common stock and the shares of common stock.

Response: The Fund confirms that it will file with the Registration Statement an opinion of counsel covering both the rights to purchase common stock and the shares of common stock prior to requesting effectiveness of the Registration Statement.
Accounting Comments

1.
The fees and expenses table contains a line item for “interest payments on borrowed funds” and a line item for “preferred stock dividend payment.” Please either combine these line items into one more general “leverage” line item and explain what the line item consists of in a footnote, or clarify footnote 6 to indicate that the “interest payments on borrowed funds” line item does not include the preferred stock dividend payment.

Response: The Fund has revised footnote 6 to the fees and expenses table in accordance with the Staff’s comment.

*	*	*	*	*

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Vlad Bulkin at (202) 383-0815.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.